VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of February 5, 2025 (this "Agreement"), is entered into by and among Avenger Parent, Inc., a Delaware corporation ("Parent"), Altus Power, Inc., a Delaware corporation (the "Company"), and the undersigned stockholder of the Company (the "Stockholder"). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, concurrently with this Agreement, (i) the Company, (ii) Parent and (iii) Avenger Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended, restated or otherwise modified from time to time, the "Merger Agreement"), which provides for the merger of Merger Sub with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, the Stockholder is the record and/or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the shares of Company Common Stock set forth opposite the Stockholder's name on Exhibit A (the "Owned Shares");

WHEREAS, the Owned Shares and any additional shares of Company Common Stock (the "Shares") or other voting securities of the Company acquired by the Stockholder or its Controlled Affiliates (as defined herein) between the date hereof and the record date for the Company Stockholder Meeting (the "Record Date") or pursuant to which the Stockholder or its Controlled Affiliates have the right and ability to vote as of the Record Date, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or other voting securities, or upon exercise or conversion of any securities by the Stockholder or its Controlled Affiliates, are referred to in this Agreement as the "Covered Shares";

WHEREAS, as a condition and inducement to Parent's willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Parent, the Company and the Stockholder are entering into this Agreement; and

WHEREAS, the Stockholder and the Company acknowledge that Parent is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholder and the Company set forth in this Agreement, and would not enter into the Merger Agreement if the Stockholder and the Company did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, the Company and the Stockholder hereby agree as follows:

Section 1.   Agreement to Vote.

(a)   From and after the date hereof until the Agreement Termination Date (as defined herein), at the Company Stockholder Meeting or any other meeting of the Company's stockholders, however called, including any adjournment or postponement thereof, the Stockholder agrees to, and agrees to cause its Controlled Affiliates to, take the following actions (or cause the applicable holder of record of their respective Covered Shares to take the following actions):

(i) to appear and be present (including by proxy or otherwise in accordance with the bylaws of the Company) at such meeting of the Company's stockholders or otherwise cause its Covered Shares to be counted as present thereat for purposes of calculating a quorum;

(ii) to affirmatively vote, or cause to be voted by its Controlled Affiliates at such meeting in person or by proxy, all of its and their respective Covered Shares in favor of ("for") the approval of the Merger, the adoption of the Merger Agreement and each of the other actions contemplated by the Merger Agreement (including any adjournment or postponement of the Company Stockholder Meeting to a later date, including if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held) (the "Supported Matters"); and

(iii) to vote, or cause to be voted by its Controlled Affiliates at such meeting in person or by proxy, all of its and their respective Covered Shares against (A) (1) any Acquisition Proposal or (2) any reorganization, dissolution, liquidation, winding up or similar extraordinary transaction involving the Company (except as contemplated by the Merger Agreement) and (B) any action, proposal, transaction or agreement that would (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholder under this Agreement, (2) impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the other transactions expressly contemplated by the Merger Agreement or this Agreement or (3) change in any manner the voting rights of any class of shares of the Company (including any amendments to the certificate of incorporation of the Company or the bylaws of the Company).

(b) Notwithstanding the foregoing, the obligations in this Section 1 shall only apply with respect to (i) Section 1(a)(i) and Section 1(a)(ii) to the extent that the Supported Matters are submitted for a vote at any such meeting of the Company's stockholders and (ii) Section 1(a)(iii) to the extent that any Acquisition Proposal or any matter contemplated by Section 1(a)(iii)(B) hereof is submitted for a vote at any such meeting of the Company's stockholders. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing. For the avoidance of doubt, the Stockholder and its Controlled Affiliates shall retain at all times the right to vote respectively held by the Stockholder or Controlled Affiliate in its sole discretion and without any limitation on any matter other than those set forth in this Section 1 that is at any time or from time to time presented for consideration to the Company's stockholders.

(c) Any vote by the Stockholder or its Controlled Affiliates of the Covered Shares in contravention of this Section 1 shall be null and void *ab initio*.

(d)   For purposes of this Agreement, (i) "Controlled Affiliates" means, with respect to the Stockholder, any Affiliates of the Stockholder controlled by or under common control with the Stockholder and (ii) "control" (when used with respect to the foregoing clause (i)) means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the term "controlled by" has a correlative meaning to the foregoing.

Section 2.   Inconsistent Agreements. Except as contemplated by this Agreement, the Stockholder hereby represents, covenants and agrees that neither the Stockholder nor any of its Controlled Affiliates:

(a)   has entered into, or shall enter into at any time prior to the Agreement Termination Date, any voting agreement, voting trust or other similar agreement with respect to its Covered Shares;

(b)   has granted, or shall grant at any time prior to the Agreement Termination Date, a proxy or power of attorney with respect to its Covered Shares, which is inconsistent with the obligations of the Stockholder pursuant to this Agreement; or

(c)   has entered into any agreement that would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

Section 3.   Termination. This Agreement shall terminate and be of no further force or effect upon the earliest to occur of (a) the Effective Time, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) an Adverse Recommendation Change, (d) the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement (including the Schedules and Exhibits thereto) that (i) reduces the amount or changes the form of the consideration for the Merger or any consideration otherwise payable with respect to the securities of the Company, or imposes material restrictions or constraints on the payment of such consideration, or (ii) is adverse to the Stockholder relative to the other stockholders of the Company, (e) written notice of termination of this Agreement by Parent to the Stockholder and the Company or mutual written agreement of each of the parties hereto to terminate this Agreement, or (f) the time that the Required Company Stockholder Approval has been obtained (such earliest date being referred to herein as the "Agreement Termination Date"); provided that the provisions set forth in this Section 3, Sections 8 through 28 hereof shall survive the termination of this Agreement; provided, further, that no such termination will relieve any party hereto from any liability for any material and willful breach of this Agreement occurring prior to such termination.

Section 4.   Representations and Warranties of Parent. Parent hereby represents and warrants to the Company and the Stockholder as follows:

(a)   Parent is an entity duly organized, validly existing and in good standing under the laws of Delaware. Parent has all requisite power, authority and legal capacity to execute and deliver this Agreement. The execution and delivery of this Agreement by Parent has been duly and validly authorized by Parent and no other actions or proceedings on the part of Parent are necessary to authorize the execution and delivery by Parent of this

Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Stockholder and the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

(b)   Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of Parent for the execution and delivery of this Agreement by Parent, and (ii) the execution and delivery of this Agreement by Parent shall not (A) conflict with or violate, any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent pursuant to, any Contract to which Parent is a party or by which Parent or any properties or assets of Parent is bound or affected or (C) violate any Law applicable to Parent or any of Parent's properties or assets, except, in the case of each of clauses (i) and (ii), as would not restrict, prohibit, materially delay or impair the performance by Parent of its obligations under this Agreement.

(c)   As of the date hereof, there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Affiliates that would restrict, prohibit, materially delay or impair the ability of Parent to perform its obligations under this Agreement.

Section 5.   <u>Representations and Warranties of the Company</u>. The Company hereby represents and warrants to Parent and the Stockholder as follows:

(a)   The Company is an entity duly organized, validly existing and in good standing under the laws of Delaware. The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement. The execution and delivery of this Agreement by the Company has been duly and validly authorized by the Company and no other actions or proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Stockholder and Parent, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b)   Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Company for the execution and delivery of this Agreement by the Company, and (ii) the execution and delivery of this Agreement by the Company shall not (A) conflict with or violate, any provision of the organizational documents of the Company, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company pursuant to, any Contract to which the Company is a party or by which the Company or any properties or assets of the Company is bound or affected or (C) violate any Law applicable to the Company or any of the Company's properties or assets, except, in the case of each of <u>clauses (i)</u> and <u>(ii)</u>, as would not restrict, prohibit, materially delay or impair the performance by the Company of its obligations under this Agreement.

(c)   As of the date hereof, there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Affiliates that would restrict, prohibit, materially delay or impair the ability of the Company to perform its obligations under this Agreement.

Section 6.   <u>Representations and Warranties of the Stockholder</u>. The Stockholder hereby represents and warrants to Parent as follows:

(a)   As of the date hereof, the Stockholder is the record and/or beneficial owner of the Owned Shares and the Stockholder has good and valid title to the Owned Shares free and clear of Liens (other than as created by this Agreement or transfer restrictions arising under applicable federal or state securities Laws). Except as set forth on <u>Exhibit A</u>, the Stockholder has the only voting power, power of disposition, power to demand appraisal rights and power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Owned Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities Laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares and except as set forth on <u>Exhibit A</u>, the Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(b)   The Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation. The Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Stockholder, the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby has been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder is necessary to authorize the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent and the Company, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

(c)   Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby, other than as contemplated by the Merger Agreement, and (ii) neither the execution, delivery or performance of this Agreement by the Stockholder, nor the consummation by the Stockholder of the transactions contemplated hereby, nor compliance by the Stockholder with any of the provisions herein shall (A) conflict with or violate, any provision of the organizational documents of the Stockholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Stockholder pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder or any properties or assets of the Stockholder is bound or affected or (C) violate any Law applicable to the Stockholder or any of the Stockholder's properties or assets, except, in the case of each of clauses (i) and (ii), as would not restrict, prohibit, materially delay or impair the performance by the Stockholder of its obligations under this Agreement.

(d)   As of the date hereof, there are no Proceedings pending or, to the knowledge of the Stockholder, threatened against the Stockholder or any of its Controlled Affiliates that would restrict, prohibit, materially delay or impair the ability of the Stockholder to perform its obligations under this Agreement.

Section 7.   Certain Covenants of the Parties.

(a)   The Stockholder hereby covenants and agrees as follows:

(i)   Prior to the Agreement Termination Date, and except as contemplated hereby, the Stockholder shall not (A) tender any Covered Shares into any tender or exchange offer or commence a tender or exchange offer for the Shares; (B) except for an Exempt Transfer, sell (constructively or otherwise), transfer, offer, exchange, pledge, lend, hypothecate, grant, encumber, assign or otherwise dispose of (collectively, "Transfer"), or enter into any Contract, option or other arrangement or understanding with respect to the Transfer of any of its Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of Law, through the granting of any proxies or powers of attorney, in connection with a voting trust or voting agreement or otherwise); (C) make any Acquisition Proposal; (D) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the SEC) to vote any voting securities of the Company to (1) not adopt or approve the Supported Matters or (2) approve any other matter that if approved would reasonably be expected to prevent, interfere with, discourage, impair or delay the consummation of the Supported Matters; (E) make any public announcement (other than public statements in support of the Merger or disclosure statements the Stockholder reasonably determines are required by Applicable Law or the rules or regulations of any applicable U.S. securities exchange or Governmental Authority to which the Stockholder is subject) with respect to any Acquisition Proposal; provided that nothing in this Agreement shall restrict the Stockholder from

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acquiring additional securities of the Company; provided, however, that any securities acquired by the Stockholder or its Controlled Affiliates after the date of this Agreement shall be subject to this Agreement in all respects; (F) form, join or in any way participate in a "group" (as defined in Section 13d-3 under the Exchange Act) in connection with any of the actions expressly described in any of clauses (A) through (E) of this Section 7(a)(i) (other than any "group" with any Affiliate of the Stockholder; provided that any such Affiliate agrees to be bound by the terms and conditions of this Agreement); or (G) agree (whether or not in writing) to take any of the actions referred to in this Section 7(a)(i). Any action in violation of this provision shall be void.

(ii)   From and after the date hereof until the Agreement Termination Date, the Stockholder agrees that it shall not (and shall cause each of its Controlled Affiliates and instruct its and their respective Representatives not to) solicit, initiate, seek or knowingly facilitate or encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; provided, however, that the Stockholder and its Controlled Affiliates may engage in such activities as a Representative of the Company solely to the extent that the Company is permitted to engage in such activities pursuant to Section 6.02(a) or (b) of the Merger Agreement. The Company hereby acknowledges and agrees that the Stockholder and its Affiliates will be deemed to be "Representatives" (as defined in the Merger Agreement) for purposes of Section 6.02 of the Merger Agreement.

(iii)   Prior to the Agreement Termination Date, in the event that the Stockholder or any of its Controlled Affiliates acquires the power to vote, or direct the voting of, any additional Shares or other voting interests with respect to the Company and on or prior to the Record Date, such Shares or voting interests shall, without further action of the parties hereto, be deemed Covered Shares and subject to the provisions of this Agreement in all respects, and the number of Owned Shares held by the Stockholder set forth on Exhibit A will be deemed amended accordingly.

(iv)   For the avoidance of doubt, any Covered Shares that are transferred by the Stockholder in an Exempt Transfer on or after the Record Date shall remain Covered Shares for purposes of Section 1 hereof.

(v)   None of the provisions of this Agreement shall in any way limit the activities of any Affiliate of the Stockholder; provided, however, that it will be considered a breach of this Agreement if any Affiliate of the Stockholder takes any action at the direction or instruction of the Stockholder that would be a breach of this Agreement if such action was taken directly by the Stockholder.

(b)   For purposes of this Agreement, an "Exempt Transfer" means any transfer of Covered Shares (i) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the Stockholder, (ii) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Stockholder or Affiliates of the Stockholder, (iii) in a hedging or derivative transaction with respect to which the Stockholder conveys solely the economic consequences of ownership and retains, among other things, the sole right to vote, tender, dispose of and exercise dissenters' rights with respect to such Covered Shares during the period in which Section 7(a)(i) remains in effect, or (iv) that has received the prior written approval of Parent; provided that in the case of a transfer pursuant to the foregoing clauses (i), (ii) or (iv), (1) prior to such Exempt Transfer becoming effective, such transferee will execute a joinder to this Agreement in form and substance reasonably satisfactory to Parent and which shall bind such transferee to all of the obligations of the Stockholder herein and (2) the transferor Stockholder shall remain liable for any failure of such transferee to comply with or perform its, his or her obligations under this Agreement.

Section 8.   Stockholder Capacity. This Agreement is being entered into by the Stockholder solely in its capacity as a record and/or beneficial owner of the Covered Shares, and nothing in this Agreement shall restrict or limit the ability of the Stockholder, any Affiliate of the Stockholder, or any Representative of the Stockholder who is a director, officer or employee of the Company to take any action in his or her capacity as a director, officer or employee of the Company, including the exercise of fiduciary duties to the Company or its stockholders, and the taking of any such action in such capacity as a director, officer or employee of the Company shall not be deemed to constitute a breach of this Agreement by the Stockholder.

Section 9.   Appraisal Rights. The Stockholder shall not, and the Stockholder shall cause its Controlled Affiliates not to, exercise any rights to demand appraisal of any Covered Shares or right to dissent that may arise with respect to the Merger, and the Stockholder hereby waives any such rights of appraisal or rights to dissent that the Stockholder may have under Applicable Law. The Stockholder agrees, and agrees to cause its Controlled Affiliates, not to commence or participate in any class action or other Proceeding with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Affiliates (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of, or other claim against, the Company or the Company Board in connection with the evaluation, negotiation or entry into this Agreement or the Merger Agreement or the transactions contemplated by the Merger Agreement (it being understood and agreed that nothing in this Section 9 shall restrict or prohibit the Stockholder or any Affiliate or Representative thereof from participating as a defendant or asserting counterclaims or defenses in any action or proceeding brought or claims asserted against it or any of its Affiliates or Representatives relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, or from enforcing its rights under this Agreement).

Section 10.   Disclosure. Prior to the Agreement Termination Date, neither the Stockholder nor Parent shall issue any press release or make any public statement with respect to this Agreement without the prior written consent of each other party hereto (which consent shall not be unreasonably withheld, conditioned or delayed), except as such party reasonably determines is required by Applicable Law (including the Exchange Act) or the rules or regulations of any applicable U.S. securities exchange or Governmental Authority to which the relevant party is subject, in which case the party required to make the release or announcement shall use reasonable best efforts to allow each other party hereto reasonable time to comment on such release or announcement in advance; provided, however, that this Section 10 shall not prohibit or prevent Parent and/or the Company from issuing any press release or making any public statement that is made in accordance with Section 7.03 of the Merger Agreement so long as any such press release or public statement does not explicitly reference by name that the Stockholder (in its capacity as such) has entered into this Agreement without the Stockholder's consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 11.   Publicity. The Stockholder hereby permits the Company to include and disclose in the Proxy Statement, and in such other schedules, certificates, applications, agreements, press releases or documents as it may reasonably determine to be necessary or appropriate in connection with the consummation of the Merger, the Stockholder's identity and ownership of the Covered Shares and the nature of the Stockholder's commitments, arrangements and understanding pursuant to this Agreement, subject to reasonable prior review and comment by the Stockholder.

Section 12.   Survival. The representations and warranties and covenants and agreements of the Stockholder, Parent and the Company contained herein shall not survive the Agreement Termination Date, other than (a) those contained within the provisions that the parties hereto have agreed will survive the termination of this Agreement pursuant to Section 3 hereof and (b) the last proviso of Section 3 hereof.

Section 13.   Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Section 14.   Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (and shall be deemed to have been duly received) (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) upon transmission, if emailed (unless a failure to send or "bounce back" message is received by the sender), addressed as follows:

if to Parent:

Avenger Parent, Inc.
301 Commerce Street
Suite 300
Fort Worth, Texas 76102
Attention: Office of the General Counsel; Dawn Kim
Email: officeofgeneralcounsel@tpg.com; dawn.kim@tpg.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention: Debbie P. Yee; Patrick Moneypenny
E-mail: debbie.yee@kirkland.com; patrick.moneypenny@kirkland.com

if to the Company:

Altus Power, Inc.
2200 Atlantic Street, Sixth Floor
Stamford, Connecticut 06902
Attention: Gregg Felton
E-mail: gregg.felton@altuspower.com with cc: legal@altuspower.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention: Ryan J. Maierson; Rachel Ratcliffe Payne
E-mail: ryan.maierson@lw.com; rachel.ratcliffepayne@lw.com

if to the Stockholder:

GSO Altus Holdings LP
345 Park Avenue
New York, NY 10154
Attention: Robert Horn
Email: Robert.Horn@Blackstone.com

or to such other address or email address for a party as shall be specified in a notice given in accordance with this Section 14; provided that any notice received by email or otherwise at the addressee's location on any Business Day after 5:00 p.m. (addressee's local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 14 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 14.

Section 15.   Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified. For all purposes of this Agreement, whenever the term "beneficial owner" or "beneficially own" is used, it shall have the meaning set forth in Rule 13d-3 under the Exchange Act. References to specified rules promulgated by the SEC shall be deemed to refer to such rules in effect as of the date of this Agreement.

Section 16.   Entire Agreement. This Agreement (including the Exhibits hereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 17.   Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Any purported assignment in violation of this Section 17 shall be null and void.

Section 18.   No Third-Party Beneficiaries. This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) the Non-Recourse Parties are intended third-party beneficiaries of, and may enforce, Section 27 (as applicable) and (b) the Releasees are intended third-party beneficiaries of, and may enforce, Section 28 (as applicable).

Section 19.   Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of, or related to this Agreement, the Merger, or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 20.   Submission to Jurisdiction. Each of the parties hereto hereby expressly, irrevocably and unconditionally consents and submits, for itself and its property and assets, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom located within the State of Delaware (or, if such court shall not have jurisdiction, any state or Federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof) (collectively, the "Chosen Courts"), in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such Proceeding except in the Chosen Courts, (b) agrees that any claim in respect of any such Proceeding may be heard and determined only in the Chosen Courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in the Chosen Courts, (d) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Courts and (e) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in the Chosen Courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process, for and on behalf of itself or any of its properties or assets, outside the territorial jurisdiction of the Chosen Courts in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 14. However, nothing in this Agreement will affect the right of any party hereto to serve process on the other party in any other manner permitted by Law. Notwithstanding anything herein to the contrary, each of the parties hereto agrees (a) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (b) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court.

Section 21.   Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) SUCH PARTY MAKES SUCH WAIVERS VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 21. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 22.   Enforcement. The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder in order to perform its obligations under this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity (including monetary damages). Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties further agree that by seeking the remedies provided for in this Section 22, a party shall not in any respect waive its right to seek any other form of remedy or relief that may be available to a party under this Agreement (including monetary damages) or at law. For the avoidance of doubt, a party hereto may concurrently seek specific performance or other equitable relief and any monetary damages, remedies or awards that may be available to such party under this Agreement or at law.

Section 23.   Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

Section 24.   Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 25.   Amendments and Waivers.

(a)   Any provision of this Agreement may be amended or waived but only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law. No party shall be deemed to have waived any claim arising out of this Agreement, or any right, power or privilege hereunder, unless the waiver of such right, power or privilege is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 26.   No Presumption. Each party hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 27.   Non-Recourse. Each party hereto acknowledges and agrees that, except as otherwise expressly provided herein and without limiting the rights of the parties hereto to the extent provided under Section 23, this Agreement may be enforced only against, and any claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities or individuals who are expressly identified as parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party herein, and not otherwise), no other Person (each, a "Non-Recourse Party") shall have any liability (whether in contract, tort, equity or otherwise) for any obligations or liabilities of any party to this Agreement for any claim (whether in contract or tort, at law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement, any claim based on, in respect of, or by reason of this Agreement or any other agreement entered into in connection with the transactions contemplated by this Agreement or the preparation, negotiation of executing thereof, or in respect of any oral or other representations made or alleged to be made in connection herewith except as otherwise expressly provided herein and without limiting the rights of the parties here to the extent provided under Section 23. Notwithstanding anything to the contrary contained in this Agreement, each Non-Recourse Party is an intended third-party beneficiary of, and shall be entitled to the protections of, this Section 27.

Section 28.   Release. Effective as of the Closing, each of Parent and the Surviving Corporation, for itself and each of its Affiliates (including, the Surviving Corporation's Subsidiaries) and its and their respective former, current and future directors, officers, employees, general and limited partners, managers, members, direct and indirect equityholders, controlling persons, Affiliates, attorneys, assignees, agents, advisors, and representatives, and representatives and Affiliates of any of the foregoing, and any former, current or future estates, heirs, executors, administrators, trustees, successors and assigns of any of the foregoing (each, a "Releasor"), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Proceedings and causes of action of whatever kind or nature, whether known or unknown, which any Releasor has, may have, or might have or may assert now or in the future, against the Stockholder or its Affiliates or any of its or their respective former, current or future directors, officers, employees, general or limited partners, managers, members, direct or indirect stockholders or equityholders, controlling persons, affiliates, attorneys, assignees, agents, advisors, or representatives, or representatives or Affiliates of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing (each, a "Releasee") arising out of, based upon or resulting from the negotiation, execution or performance of this Agreement or the Merger Agreement, or the transactions contemplated by this Agreement or the Merger Agreement (including any representation or warranty made in, in connection with, or as an inducement hereto or thereto) or the other agreements delivered or required to be delivered pursuant hereto or thereto; provided, however, that nothing contained in this Section 28 shall (a) release, waive, discharge or relinquish any claim, Proceeding or cause of action arising out of, based upon or resulting from any Releasee's fraud; or (b) release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person under this Agreement, the Merger Agreement or any other agreement delivered or required to be delivered pursuant hereto or thereto. Each party hereto shall, on behalf of itself and the other Releasors, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding of any kind against a Releasee based upon any matter released pursuant to this Section 28. Each Releasee to whom this Section 28 applies shall be a third-party beneficiary of this Section 28.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.


AVENGER PARENT, INC.

By: /s/ Martin Davidson
Name: Martin Davidson
Title: Chief Accounting Officer


ALTUS POWER, INC.

By: /s/ Gregg Felton
Name: Gregg Felton
Title: Chief Executive Officer

GSO ALTUS HOLDINGS LP

By: GSO Altus Holdings Associates LLC,
     its general partner

By: /s/Marisa J. Beeney
Name: Marisa J. Beeney
Title: Authorized Signatory

EXHIBIT A

STOCKHOLDER

Stockholder Name	Owned Shares	
	Class A Common Stock	**Class B Common Stock**
1. GSO Altus Holdings LP	21,116,125	0
2.		